Exhibit 99.3

BELLUS HEALTH INC.

(the “Company”)

REPORT OF VOTING RESULTS

Following the annual and special meeting of shareholders of the Company held on May 14, 2020 (the “Meeting”), this report discloses the matters voted upon at the Meeting. Reference is made to the management information circular of the Company dated March 18, 2020 (the “Circular”).

Election of Directors

On a vote by ballot, the following director nominees proposed by management in the Circular were elected as Directors of the Company. Shareholders present in person or represented by proxy at the Meeting voted as follows. All the director nominees for election received at least 94.43% of the votes FOR their election.

Director nominee	Outcome	Votes for	% for	Votes withheld	% withheld
Dr. Francesco Bellini O.C.	Elected	45,062,709	98.63%	625,693	1.37%
Roberto Bellini	Elected	45,223,062	98.98%	465,340	1.02%
Dr. Youssef L. Bennani	Elected	45,062,708	98.63%	625,694	1.37%
Franklin M. Berger	Elected	43,141,786	94.43%	2,546,616	5.57%
Dr. Clarissa Desjardins	Elected	45,077,308	98.66%	611,094	1.34%
Pierre Larochelle	Elected	45,062,688	98.63%	625,714	1.37%
Joseph Rus	Elected	45,062,356	98.63%	626,046	1.37%

Appointment of Auditors

On a vote by ballot, a majority of shareholders appointed KPMG LLP, Chartered Accountants, as auditors of the Company for the next year and authorized the Audit Committee to fix their remuneration. Shareholders present in person or represented by proxy at the Meeting voted as follows:

Votes for	% for	Votes withheld	% withheld
47,484,810	98.58%	683,389	1.42%

Unallocated options under the Amended and Restated Stock Option Plan (the "Plan")

On a vote by ballot, a majority of shareholders ratified and confirmed the resolution to approve the unallocated options under the Plan, the whole as set forth in Schedule “A” to the Circular. Shareholders present in person or represented by proxy at the Meeting voted as follows:

Votes for	% for	Votes against	% against
39,620,463	86.72%	6,067,939	13.28%